FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 29, 2021

Ger. Gen. No. 15/2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission I, duly authorized, hereby inform you that:

1.	The Ordinary Shareholders’ Meeting of Enel Américas S.A. held today, April 29, 2021, elected the Company’s new Board of Directors for a three-year term. The Board members are as follows:

▪	Mr. Francisco de Borja Acha Besga
▪	Mr. José Antonio Vargas Lleras
▪	Mrs. Giulia Genuardi
▪	Mrs. Francesca Gostinelli
▪	Mr. Hernán Somerville Senn (Independent proposed by the Controller)
▪	Mr. Patricio Gómez Sabaini (Independent proposed by the Controller)
▪	Mr. Domingo Cruzat Amunátegui (Independent proposed by the Controller)

2.	At an ordinary session of Enel Américas S.A.’s Board of Directors, also held today and following the aforementioned meeting, Mr. Francisco de Borja Acha Besga was elected as the Chairman of the Board and Mr. Domingo Valdés Prieto as the Secretary of the Board.

3.	Furthermore, at the aforementioned session of the Board of Directors, and in compliance with Law 18.046 on Public Limited Companies and the Sarbanes-Oxley Act, the members of the Board appointed Messrs. Hernán Somerville Senn, Patricio Gómez Sabaini, and Domingo Cruzat Amunátegui as members of the Directors Committee. In accordance with the provisions of Circular Letter No. 1.956 issued by the Financial Market Commission, we confirm that all the members of the Directors Committee are independent directors. The Company’s Board of Directors has appointed Mr. Hernán Somerville Senn as the Financial Expert of Enel Américas S.A.’s Directors Committee.

4.	At the same time, at an ordinary session held today and following the aforementioned Board session, the Company’s Directors Committee has appointed Mr. Hernán Somerville Senn as the Chairman of the Directors Committee and Mr. Domingo Valdés Prieto as the Secretary.

Sincerely,

Maurizio Bezzeccheri

Chief Executive Officer

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: April 29, 2021